Exhibit 99.3

May 28, 2009

Securities Commission or Similar Regulatory Authority
in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re:

Harvest Energy Trust – Short Form Prospectus (the "Prospectus") dated May 28, 2009

The Prospectus of the Corporation dated May 28, 2009 contains reference and incorporation by reference to McDaniel & Associates Consultants Ltd., to its reserve evaluation report entitled "Harvest Energy Trust, Evaluation of Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 31, 2008" dated March 13, 2009 (the "Report") and to our having evaluated the Corporation's interests in Canadian oil and gas reserves.

We hereby consent to the use of our name, reference to and incorporation by reference to, summaries of and excerpts from the said Report in the Prospectus.

We certify that we have read the Prospectus and the Annual Information Form of Harvest Energy Trust dated March 27, 2009 and have no reason to believe that there are any misrepresentations in the information contained in it that is derived from our Report or that is within our knowledge as a result of our providing the Report.

Sincerely,
McDaniel & Associates Consultants Ltd.

/s/ C. B. Kowalski
C. B. Kowalski, P. Eng.
Vice President
Calgary, Alberta

2200, Bow Valley Square 3,     255 - 5 Avenue SW,     Calgary AB T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com